UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

400 N Aberdeen St Suite 900 Chicago, IL 60642 (U.S. Corporate headquarters)	1122 Mainland St #228 Vancouver, BC V6B 5L1 (Canadian Corporate headquarters)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [ X ]

On January 7, 2026, Bright Mind Biosciences Inc. (the "Company") entered into an underwriting agreement (the "Underwriting Agreement") with Jefferies LLC, TD Securities (USA) LLC, Piper Sandler & Co., and Cantor Fitzgerald & Co. (collectively, the "Underwriters"), pursuant to which the Company agreed to sell 1,945,000 common shares in the capital of the Company (the "Common Shares") at a price of $90.00 per Common Share for gross proceeds of $175,050,000 (the "Offering").

The final prospectus supplement dated January 7, 2026, relating to and describing the terms of the Offering was filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2026. The Offering is expected to close on January 9, 2026.

Pursuant to the Underwriting Agreement, the Underwriters have an option (the "Option") to purchase up to an additional 291,750 Common Shares, and the Underwriters have 30 days from January 7, 2026 to exercise its Option to purchase additional Common Shares.

The Underwriting Agreement, filed herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, contains customary representations, warrants and covenants by the Company, conditions to closing and indemnification provisions. Pursuant to the Underwriting Agreement, we, and our executive officers and directors, will not, subject to certain exceptions, during the period beginning on January 7, 2026 and continuing through the date that is 90 days after the date thereof, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares.

The net proceeds to the Company from the underwritten public Offering, after deducting the underwriting discounts and the estimated Offering expenses, are expected to be approximately $164,372,000 (or approximately $189,054,050 if the Underwriter exercises in full its Option to purchase additional Common Shares).  The Company intends to use the net proceeds from the Offering to fund future clinical trials for the Company's drug candidates, including for absence seizures, DEE, and Prader-Willi Syndrome, as well as initiation of phase 1 clinical drug trials for BMB-105, and additional research and development work on earlier phase programs, as well as for general corporate and working capital purposes.

The Common Shares were issued pursuant to a prospectus supplement dated as of January 7, 2026, which was filed with the SEC in connection with the Company's shelf registration statement on Form F-3 (File No. 333-289851), originally filed on August 26, 2025, and which was declared effective by the SEC on September 2, 2025.

The legal opinion of McMillan LLP, counsel to the Company, relating to the legality of the issuance and sale of the Common Shares is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

The description of terms and conditions of the Underwriting Agreement set forth herein do not purport to be complete and are qualified in their entirety by the full text of the Underwriting Agreement which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

INCORPORATION BY REFERENCE

The disclosure in this Report of Foreign Private Issuer on Form 6-K and Exhibits 99.1 and 99.2 are incorporated by reference into our (a) registration statement on Form F-3 (File No. 333-284694) filed on February 5, 2025, and (b) registration statement on Form F-3 (File No. 333-289851) filed on August 26, 2025.

SUBMITTED HEREWITH

Exhibit	Description

99.1	Underwriting Agreement, dated January 7, 2026, by and between Bright Minds Biosciences Inc., Jefferies LLC, TD Securities (USA) LLC, Piper Sandler & Co., and Cantor Fitzgerald & Co.

99.2	Opinion of McMillan LLP

99.3	Consent of McMillan LLP (included in Exhibit 99.2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
Ryan Cheung
Chief Financial Officer

Date:  January 8, 2026